Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 11 DATED MARCH 17, 2021
TO THE PROSPECTUS DATED APRIL 30, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio including recent investments in two real estate loans;
•to disclose the transaction price for each class of our common stock as of April 1, 2021;
•to disclose the calculation of our February 28, 2021 net asset value (“NAV”) per share for each share class; and
•to provide an update on our current public offering (the “Offering”).

Portfolio Updates for the Month Ending February 28, 2021

Our NAV per share increased for the month ending February 28, 2021, up $0.03 on both our Class I and Class S shares, compared to the prior month. Rent and interest income collections increased by 1%, with February collections reported at 95% compared to 94% the prior month.

In February, we committed to invest approximately $20.0 million across two private residential condominium first-mortgage loans which are secured by 111 Montgomery and the Avery. 111 Montgomery is a newly built, 163-unit, class “A” condominium well-located in Brooklyn, New York. The Avery is a newly built 56-story, 118-unit condominium and 350-unit apartment building in San Francisco, California located blocks from desirable amenities.

As of February 28, the portfolio was invested 76% in real property, 19% in real estate-related debt and 5% in cash and cash equivalents. Our real property investments are split between multifamily (63%) and office (37%). The company’s leverage ratio increased to 46% compared to 45% in the prior month.

April 1, 2021 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2021 (and repurchases as of March 31, 2021) is as follows:

Transaction Price (per share)
Class S	$10.5287
Class I	$10.6480
Class T	$10.6480
Class D	$10.6480

The transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2021. A detailed calculation of the NAV per share is set forth below.

As of February 28, 2021, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of February 28, 2021 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

February 28, 2021 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The April 1, 2021 transaction price is being determined based on our NAV as of February 28, 2021. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate-related debt investments and property-level debt liabilities.

The following table provides a breakdown of the major components of our total NAV as of February 28, 2021:

Components of NAV	February 28, 2021
Investments in real properties	$352,304,267
Investments in real estate-related securities	88,388,684
Cash and cash equivalents	24,843,943
Restricted cash	6,274,235
Other assets	3,855,387
Debt obligations	(229,314,101)
Accrued performance fee(1)	(2,703,275)
Accrued stockholder servicing fees(2)	(93,556)
Management fee payable	(369,288)
Dividend payable	(800,285)
Subscriptions received in advance	—
Other liabilities	(8,621,504)
Non-controlling interests in joint ventures	(11,720,365)
Net asset value	$222,044,142
Number of shares outstanding	21,008,989

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019 and December 31, 2020, for which the Adviser has deferred receipt until a future date in 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$146,407,018	$75,637,124	$—	$—	$222,044,142
Number of shares outstanding	13,905,572	7,103,417	—	—	21,008,989
NAV per share as of January 31, 2021	$10.5287	$10.6480	$—	$—

As of February 28, 2021, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.72%	5.11%
Office	7.56%	6.64%

These assumptions are determined by the Adviser and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	1.97%	1.91%
(weighted average)	0.25% increase	(1.91)%	(1.83)%
Exit Capitalization Rate	0.25% decrease	3.31%	2.52%
(weighted average)	0.25% increase	(2.99)%	(2.37)%

The following table provides a breakdown of the major components of our total NAV as of January 31, 2021:

Components of NAV	January 31, 2021
Investments in real properties	$352,342,475
Investments in real estate-related securities	71,117,902
Cash and cash equivalents	39,252,195
Restricted cash	6,051,161
Other assets	3,692,054
Debt obligations	(229,438,835)
Accrued performance fee(1)	(2,415,783)
Accrued stockholder servicing fees(2)	(100,338)
Management fee payable	(366,028)
Dividend payable	(782,068)
Subscriptions received in advance	—
Other liabilities	(9,278,016)
Non-controlling interests in joint ventures	(11,405,972)
Net asset value	$218,668,747
Number of shares outstanding	20,737,521

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019 and December 31, 2020, for which the Adviser has deferred receipt until a future date in 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$140,517,531	$78,151,216	$—	$—	$218,668,747
Number of shares outstanding	13,380,037	7,357,484	—	—	20,737,521
NAV per share as of January 31, 2021	$10.5020	$10.6220	$—	$—

As of January 31, 2021, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

We are offering on a continuous basis up to $2 billion in shares of common stock, consisting of up to $1.6 billion in shares in our primary offering and up to $0.4 billion in shares pursuant to our distribution reinvestment plan.

As of the date hereof, we had issued and sold (i) 20,685,688 shares of our common stock (consisting of 14,121,477 Class S shares and 6,564,211 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the primary offering for total proceeds of $209,221,899 and (ii) 304,574 shares of our common stock (consisting of 290,298 Class S shares and 14,276 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $3,147,594. We intend to continue selling shares in the Offering on a monthly basis.